SCHEDULE A

(as of April 20, 2019)

Portfolio	Management Fee After Fee Waiver (%) (“Expense Cap”)	Date of Expiration of Management Fee Waiver
Invesco S&P International Developed Low Volatility ETF	0.25	2/28/21
Invesco S&P Emerging Markets Low Volatility ETF	0.29	2/28/21
Invesco S&P International Developed Momentum ETF	0.25	2/28/21
Invesco S&P Emerging Markets Momentum ETF	0.29	2/28/21

INVESCO CAPITAL MANAGEMENT LLC

By:	/s/ Daniel E. Draper
Name: Daniel E. Draper
Title: Managing Director